Exhibit 21.1

Subsidiaries of Authentic Brands Group Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
ABG-Nautica, LLC	Delaware
Authentic Brands Group LLC	Delaware
ABG-Aero, LLC	Delaware
ABG Spyder, Inc.	Delaware